Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005

BASIC
Weighted average number of common
shares outstanding used in computing
basic earnings per share	13,355,775	14,673,490	13,239,681	14,439,242

Net Income	$7,242,000	$8,383,000	$18,221,000	$23,289,000

Basic earnings per share	$0.54	$0.57	$1.38	$1.61

DILUTED
Weighted average number of common
shares outstanding used in computing
basic earnings per share	13,355,775	14,673,490	13,239,681	14,439,242
Assumed exercise of stock options	2,011,674	1,814,186	2,151,422	1,790,621
	15,367,449	16,487,676	15,391,103	16,229,863

Net Income	$7,242,000	$8,383,000	$18,221,000	$23,289,000

Basic earnings per share	$0.47	$0.51	$1.18	$1.43